UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: July 26, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its second quarter 2006 earnings results, issued on July 26, 2006.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-115003, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON APRIL 29, 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              CLICKSOFTWARE TECHNOLOGIES LTD.
                                              (Registrant)


                                               By: /s/ Shmuel Arvatz
                                               ---------------------
                                               Shmuel Arvatz
                                               Executive Vice President and
                                               Chief Financial Officer


Date: July 26, 2006

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-765-9467                             (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com

                    CLICKSOFTWARE REPORTS RECORD REVENUES FOR
                     THE SECOND QUARTER ENDED JUNE 30, 2006
                  INCREASES GUIDANCE FOR ANNUAL REVENUE GROWTH

--------------------------------------------------------------------------------

BURLINGTON, MA, JULY 26, 2006 - ClickSoftware Technologies, Ltd., (NasdaqCM:
CKSW), the leading provider of workforce and service optimization solutions, today announced results for the second quarter ended June 30, 2006.

For the second quarter ended June 30, 2006, total revenues reached a record $8.0 million, with a net income of $443,000, or $0.02 per share. This compares with revenues of $6.1 million and a net loss of $307,000, or $0.01 per share, for the same period last year, and revenues of $6.5 million and a net loss of $161,000, or $0.01 per share, for the first quarter of 2006. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $557,000, or $0.02 per share.

Software license revenues for the second quarter of 2006 were $3.3 million, while service and maintenance revenues were $4.7 million. This compares to software license revenues of $2.1 million and service and maintenance revenues of $4.0 million for the same period last year, and $2.2 million and $4.3 million, respectively, in the first quarter of 2006.

Gross profit in the second quarter of 2006 was $5.0 million, or 62% of revenues, compared to $3.6 million, or 60% of revenues, in the same period last year, and $3.9 million, or 60% of revenues, in the first quarter of 2006.

As of June 30, 2006, the Company had cash, cash equivalents and short and long-term investments of $14.8 million, up by $0.8 million from $14.0 million as of March 31, 2006. Net cash provided from operating activities was $0.8 million during the second quarter of 2006.

"We are pleased to see the strong bookings of recent quarters finally reflected in significantly increased revenues, as well as improvement in gross profit and net profit," said Dr. Moshe BenBassat, Chairman and Chief Executive Officer. "Additionally, continued strong bookings increased the total backlog, which gives us comfortable visibility into the second half of the year." he added.

OUTLOOK

The company is increasing its prior estimate of 15% annual revenue growth to approximately 25% growth over 2005. This is based on expected increasing levels of deferred revenues, current backlog of firm commitments and good visibility into the sales pipeline.

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 817-4887 and ask for the ClickSoftware conference call. International participants, please call (913) 981-4913. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (888) 203-1112 (international callers can dial (719) 457-0820), ID Code: 3477913.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, optimized shift planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The Company has offices in Burlington, MA; Tel-Aviv, Israel; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2005 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      JUNE 30        DECEMBER 31
                                                                      --------        --------
                                                                        2006            2005
                                                                      --------        --------
                       ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                         $ 13,101        $ 10,467
    SHORT-TERM INVESTMENTS                                               1,591           3,111
    TRADE RECEIVABLES, NET                                               5,793           4,118
    OTHER RECEIVABLES AND PREPAID EXPENSES                               1,785           1,083
                                                                      --------        --------
                    TOTAL CURRENT ASSETS                                22,270          18,779
                                                                      --------        --------

FIXED ASSETS
    COST                                                                 3,561           3,451
    LESS - ACCUMULATED DEPRECIATION                                      2,645           2,450
                                                                      --------        --------
                    TOTAL FIXED ASSETS                                     916           1,001
                                                                      --------        --------

    LONG-TERM INVESTMENTS                                                  117             264
    SEVERANCE PAY DEPOSITS                                               1,011             960
                                                                      --------        --------

                       TOTAL ASSETS                                   $ 24,314        $ 21,004
                                                                      ========        ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                             $  5,836        $  4,924
    DEFERRED REVENUES                                                    6,578           5,031
                                                                      --------        --------
                    TOTAL CURRENT LIABILITIES                           12,414           9,955
                                                                      --------        --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                                1,960           1,786
                                                                      --------        --------
                    TOTAL LONG-TERM LIABILITIES                          1,960           1,786
                                                                      --------        --------

                    TOTAL LIABILITIES                                   14,374          11,741
                                                                      --------        --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                                  111             111
    ADDITIONAL PAID-IN CAPITAL                                          71,549          71,220
    DEFERRED STOCK COMPENSATION                                           (150)           (216)
    ACCUMULATED DEFICIT                                                (61,527)        (61,809)
    TREASURY STOCK, AT COST:  39,000 SHARES                                (43)            (43)
                                                                      --------        --------
                    TOTAL SHAREHOLDERS' EQUITY                           9,940           9,263
                                                                      --------        --------

    TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                          $ 24,314        $ 21,004
                                                                      ========        ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    THREE MONTHS ENDED
                                                                  JUNE 30, 2006                           JUNE 30, 2005
                                                         -------------------------------        --------------------------------
                                                               $            % OF REVENUES            $              % OF REVENUES
                                                         ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                                  $      3,272                 41%       $      2,050                  34%
       SERVICES                                                 4,696                 59%              4,043                  66%
                                                         ------------       ------------        ------------        ------------
             TOTAL REVENUES                                     7,968                100%              6,093                 100%
                                                         ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                           564                  7%                343                   5%
       SERVICES                                                 2,444                 31%              2,112                  35%
                                                         ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                             3,008                 38%              2,455                  40%
                                                         ------------       ------------        ------------        ------------

GROSS PROFIT                                                    4,960                 62%              3,638                  60%
                                                         ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                        927                 11%                609                  10%
       SELLING AND MARKETING EXPENSES                           2,681                 34%              2,568                  42%
       GENERAL AND ADMINISTRATIVE EXPENSES                      1,014                 13%                820                  14%
                                                         ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                           4,622                 58%              3,997                  66%
                                                         ------------       ------------        ------------        ------------
INCOME (LOSS) FROM OPERATIONS                                     338                  4%               (359)                 (6)%
INTEREST AND OTHER INCOME, NET                                    105                  2%                 52                   1%
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                        $        443                  6%       $       (307)                 (5)%
                                                         ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                    $       0.02                           $      (0.01)
                                                         ------------                           ------------
DILUTED                                                  $       0.02                           $      (0.01)
                                                         ------------                           ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                  27,692,856                             27,484,712
                                                         ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                  27,692,856                             27,484,712
                                                         ------------                           ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                     SIX MONTHS ENDED
                                                                  JUNE 30, 2006                          JUNE 30, 2005
                                                         -------------------------------        --------------------------------
                                                              $             % OF REVENUES            $              % OF REVENUES
                                                         ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                                  $      5,479                 38%       $      4,704                  39%
       SERVICES                                                 8,950                 62%              7,399                  61%
                                                         ------------       ------------        ------------        ------------
             TOTAL REVENUES                                    14,429                100%             12,103                 100%
                                                         ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                           855                  6%                707                   6%
       SERVICES                                                 4,730                 33%              3,878                  32%
                                                         ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                             5,585                 39%              4,585                  38%
                                                         ------------       ------------        ------------        ------------

GROSS PROFIT                                                    8,844                 61%              7,518                  62%
                                                         ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      1,928                 13%              1,485                  12%
       SELLING AND MARKETING EXPENSES                           4,999                 34%              5,354                  44%
       GENERAL AND ADMINISTRATIVE EXPENSES                      1,838                 13%              1,581                  13%
                                                         ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                           8,765                 60%              8,420                  69%
                                                         ------------       ------------        ------------        ------------
INCOME (LOSS)  FROM OPERATIONS                                     79                  1%               (902)                 (7)%
INTEREST AND OTHER INCOME, NET                                    203                  1%                (44)                 (1)%
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                        $        282                  2%       $       (946)                 (8)%
                                                         ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                    $       0.01                           $      (0.03)
                                                         ------------                           ------------
DILUTED                                                  $       0.01                           $      (0.03)
                                                         ------------                           ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                  27,669,804                             27,455,949
                                                         ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                  27,669,804                             27,455,949
                                                         ------------                           ------------

USE OF NON-GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               THREE MONTHS ENDED
                                                     JUNE 30, 2006           JUNE 30, 2005
                                                    ---------------       ------------------
                                                               % OF                     % OF
                                                      $       REVENUES       $        REVENUES
                                                    -----       ---       -------        ---
GAAP NET INCOME (LOSS):                             $ 443         6%      $  (307)        (5)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                14                     ---
       RESEARCH AND DEVELOPMENT COSTS, NET             14                     ---
       SELLING AND MARKETING EXPENSES                  15                     ---
       GENERAL AND ADMINISTRATIVE EXPENSES             71                       5
                                                    -----       ---       -------        ---
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                        $ 557         7%      $  (302)        (5)%
                                                    -----       ---       -------        ---

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                               $0.02                 $ (0.01)
                                                    -----       ---       -------        ---

DILUTED                                             $0.02                 $ (0.01)
                                                    -----       ---       -------        ---

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                               $0.02                 $ (0.01)
                                                    -----       ---       -------        ---
DILUTED                                             $0.02                 $ (0.01)
                                                    -----       ---       -------        ---

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                SIX MONTHS ENDED
                                                     JUNE 30, 2006          JUNE 30, 2005
                                                    ---------------       ------------------
                                                                % OF                     % OF
                                                      $       REVENUES       $         REVENUES
                                                    -----       ---       -------        ---
GAAP NET INCOME (LOSS):                             $ 282         2%      $  (946)        (8)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                24                     ---
       RESEARCH AND DEVELOPMENT COSTS, NET             25                     ---
       SELLING AND MARKETING EXPENSES                  22                     ---
       GENERAL AND ADMINISTRATIVE EXPENSES            140                       9
                                                    -----       ---       -------        ---
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                        $ 493         3%      $  (937)        (8)%
                                                    -----       ---       -------        ---

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                               $0.01                 $ (0.03)
                                                    -----       ---       -------        ---
DILUTED                                             $0.01                 $ (0.03)
                                                    -----       ---       -------        ---

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                               $0.02                 $ (0.03)
                                                    -----       ---       -------        ---
DILUTED                                             $0.02                 $ (0.03)
                                                    -----       ---       -------        ---